December 4, 2024

Lior Tal
Chief Executive Officer
Cyngn Inc.
1015 O'Brien Dr.
Menlo Park, CA 94025

        Re: Cyngn Inc.
            Registration Statement on Form S-3
            Filed November 25, 2024
            File No. 333-283438
Dear Lior Tal:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at
202-551-
3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Marcelle S. Balcombe